UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

On November 13, 2012, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 13, 2012

adecoagro

3Q12

3Q12
Earnings Release

Conference Call
November 14, 2012
11 a.m. (US EST)
1 p.m. (Buenos Aires)
2 p.m. (Sao Paulo)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $40.7 million in 3Q12

Luxembourg, November 13, 2012 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter of 2012. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance

$ thousands	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	167,580	161,529	3.7%	433,216	396,400	9.3%
Adjusted EBITDA [1]						
Farming & Land Transformation	698	15,585	(95.5%)	35,919	59,294	(39.4%)
Sugar, Ethanol & Energy	46,443	42,885	8.3%	55,221	86,886	(36.4%)
Corporate Expenses	(6,459)	(8,367)	(22.8%)	(18,892)	(20,213)	(6.5%)
Total Adjusted EBITDA	**40,682**	**50,103**	**(18.8%)**	**72,248**	**125,967**	**(42.6%)**
Net Income	(2,785)	30,080	- %	(16,405)	58,177	- %
Farming Planted Area (hectares)	232,547	192,207	21.0%	232,547	192,207	21.0%
Sugarcane Plantation Area (hectares)	76,517	59,647	28.3%	76,517	59,647	28.3%

- In 3Q12, Adecoagro recorded Adjusted EBITDA[1] of $40.7 million and an Adjusted EBITDA margin[1] of 24.7%.
- 9M12 Adjusted EBITDA was $72.2 million and Adjusted EBITDA margin was 17.2%.
- Gross Sales in 3Q12 reached $167.6 million, while on an accumulated basis, 9M12 gross sales reached $433.2 million, respectively 3.7% and 9.3% higher period-over-period.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

3Q12

Adecoagro

The Farming and Land Transformation businesses’ Adjusted EBITDA in 3Q12 was $0.7 million, $14.9 million below 3Q11. Most of our crops are harvested during the first and second quarter. Adjusted EBITDA for the Farming business in the third quarter is almost always lower than in other quarters and is primarily derived from the mark-to-market of grain inventories and commodity hedge positions.

Unrealized hedge results account for $13.9 million of the lower year-over-year underperformance. Adecoagro has successfully begun the 2012/13 crop season. Crop planting is advancing on schedule. Assuming normal weather during the growth season and current-level commodity prices, we expect to obtain attractive margins per hectare, resulting in a profitable 2012/13 harvest year.

Adecoagro’s Sugar, Ethanol and Energy business Adjusted EBITDA in 3Q12 was $46.4 million, 8.3% higher than 3Q11. Adjusted EBITDA margin reached a record high of 60.6%. Good weather conditions allowed the company to increase the pace of its harvest activities and crush 19.9% more sugarcane than in 3Q11. Dry weather also had a positive impact on sugar content in cane (TRS), which was 3.5% higher in 3Q12 than in 3Q11. If normal weather conditions persist during the fourth quarter, we expect to compensate for the lower year-to-date sugarcane crushing, production volumes and financial performance, resulting from the delayed start of milling due to challenging weather conditions in 2Q12. Net income in 3Q12 was $(2.8) million, $32.9 million less than in 3Q11, which is mainly explained by: (i) a $14.0 million non-cash loss generated by the mark-to-market of our long term biological assets, compared to a $34.0 million gain generated in 3Q11; and (ii) a $3.1 million unrealized loss generated by the mark-to-market of our commodity hedge position in 3Q12, compared to a $12.5 million gain generated in 3Q11. These negative effects were partially offset by a $2.5 million foreign exchange loss in 3Q12 compared to a $22.8 million loss in 3Q11.

Strategy Execution

Value Creation through Land Transformation and Appreciation

As of September 30, 2012, Cushman & Wakefield updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s 285,787 hectares were valued at $938.0 million.(1) Adjusted by the sale of La Alegría and San José farms in November 2011 and June 2012 respectively, and the acquisition of La Cañada farm in November 2011, the appraised value of our farmland portfolio increased $49.3 million or 5.6%, since September 30, 2011.

This value creation is driven mainly by: (i) the transformation of underutilized or undermanaged cattle land into high yielding crop and rice land; (ii) the ongoing transformation and productivity improvement of all our farmland through our sustainable farming model focused on cutting edge technology and best practices, such as, no-till farming, crop rotations, balanced fertilization, integrated pest management and water use efficiency; and (iii) the increase/decrease in farm margins driven by changes in commodity and input prices.

These gains are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy, and a component of the Company’s total return on invested capital.

(1) Please refer to page 66 of our Annual Report on Form 20-F for the year-ended December 31, 2011 for a description of the methodology employed in the appraisals of our farmland by Cushman & Wakefield. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions.

3Q12

Adecoagro

Sugar, Ethanol & Energy Expansion

The construction of the first phase of the Ivinhema mill in Mato Grosso do Sul is progressing on schedule. The assembly of the boiler, mill, powerhouse with generator and ethanol distillery have been completed. Interconnections and assembly of pending mill parts and equipment are expected to be completed mid-November. Ivinhema is expected to undergo test runs as of the end of November and start commercial milling operations at the beginning of the 2013 harvest, with a nominal crushing capacity of 2 million tons of sugarcane. Capacity will increase to 4 million tons in 2015 (phase II) and reach full capacity of 6.3 million tons in 2017 (phase III).

Market Overview

Adverse weather conditions in the US persisted during the beginning of 3Q12. During August, US corn and soybean yields where further reduced. Front month grain prices rose to historical highs in an effort to ration demand in light of the reduced supply. After the considerable spike, a record fast harvest pace in the US, together with speculative selling, pressured prices below fundamental support levels. Global demand continues to be very strong, not showing rationing signals and stock-to-use ratios remain tight.

Forecast of a record crop for the South American harvest, reaching 148-150 million tons, has put additional downward pressure on forward prices. However, uncertainty is still high and any deviations from forecast will have a significant impact on stock-to-use ratios, adding volatility to prices.

In Brazil, weather patterns in the quarter were significantly drier than forecasted. Average rains were 25% lower than the historical average, allowing a record cane crush to be achieved. Sugarcane yields were positively impacted by the “non-seasonal” rains of the May through June period, which increased final harvest volume estimates. Sugar and ethanol prices suffered downward pressure caused by higher product availability in Brazil and another expected sugar world surplus in 2012/13.

Environmental Sustainability

Sustainable Soybean Production

After becoming the first public company to certify its soybean production by the Round Table on Responsible Soybean (RTRS) in 2011, Adecoagro has added a new “sustainability-label” to its soybean production. During July 2012, 52 of Adecoagro’s owned and leased farms were certified under the 2BSvs (Biomass biofuel, sustainability voluntary scheme).

2BSvs is a voluntary scheme developed by a consortium of French operators involved in grain production and biofuel supply. 2BSvs aims to demonstrate through independent audit, compliance with sustainability criteria set by the European Renewable Fuels Directive 2009/28/EC which aims at achieving by 2020 a 20% share of energy from renewable sources in the EU’s energy consumption. The voluntary scheme defines its requirements using several criteria to be verified throughout the value chain, including: (i) reduction of greenhouse gas emissions; (ii) restriction on biomass derived from lands with high biodiversity values or land with high carbon stock; (iii) emphasis on biomass production under agricultural and environmental best practices; (iv) implementation of mass balance system for each logistical site; (v) implementation of control systems for each economic operator.

These certifications evidence Adecoagro’s strong commitment to the highest environmental standards, ensuring long term sustainability and profitability. Year-to-date, Adecoagro has sold over 35,000 tons of certified soybean obtaining an average price premium of $4 usd per ton.

adecoagro
3Q12

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	***Planted Area (hectares)***			***Production (tons)***			***Yields (Tons per hectare)***		
	2011/12	**2010/11**	**Chg %**	**2011/12**	**2010/11**	**Chg %**	**2011/12**	**2010/11**	**Chg %**
Soybean	50,720	57,815	(12.3%)	125,457	147,722	(15.1%)	2.5	2.6	(3.2%)
Soybean 2nd Crop	42,069	32,311	30.2%	63,554	51,811	22.7%	1.5	1.6	(5.8%)
Corn (1)	41,193	28,178	46.2%	211,039	159,123	32.6%	5.1	5.6	(9.3%)
Corn 2nd Crop	6,217	3,516	76.8%	24,683	10,587	133.1%	4.0	3.0	31.9%
Wheat (2)	43,235	28,029	54.3%	113,121	92,908	21.8%	2.6	3.3	(21.1%)
Sunflower	9,596	9,943	(3.5%)	18,667	20,916	(10.7%)	1.9	2.1	(7.5%)
Cotton Fiber	6,389	3,242	97.1%	6,704	3,498	91.6%	1.0	1.1	(2.8%)
Total Crops	**199,418**	**163,033**	**22.3%**	**563,226**	**491,813**	**14.5%**	-	-	- %
Rice	31,497	27,542	14.4%	171,137	172,034	(0.5%)	5.4	6.2	(13.0%)
Coffee (perennial) (3)	1,632	1,632	- %	2,873	2,742	4.8%	1.9	2.0	(5.0%)
Total Farming	**232,547**	**192,207**	**21.0%**	**737,236**	**666,589**	**10.6%**	-	-	- %
Owned Croppable Area	122,998	118,686	3.6%						
Leased Area	61,263	37,694	62.5%						
Second Crop Area	48,286	35,827	34.8%						
Total Farming Area	**232,547**	**192,207**	**21.0%**						

	Milking Cows (Average Heads)			**Milk Production (MM liters)**			**Productivity (Liters per cow per day)**		
Dairy	**3Q12**	**3Q11**	**Chg %**	**3Q12**	**3Q11**	**Chg %**	**3Q12**	**3Q11**	**Chg %**
Milk Production	5,086	4,766	6.7%	13.9	13.9	(0.5%)	29.6	31.8	(6.8%)

	Processed Rice (thousand tons)		
Rice	**3Q12**	**3Q11**	**Chg %**
Processed Rice	57.4	65.0	(11.6%)

(1) Includes sorghum (2,078 planted hectares in the 2011/12 harvest year and 1,414 hectares planted in the 2010/11 harvest year)
(2) Includes barley (4,615 planted hectares in the 2011/12 harvest year and 6,689 planted hectares in the 2010/11 harvest year)
(3) Coffee yields are calculated over a total of 1,570 hectares for the 2011/12 harvest year and 1,405 for the 2010/11 harvest year
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during current the period.

2011/12 Harvest Year

As of September 30, 2012, the 2011/12 harvest year was completed. Despite the climatic difficulties that affected the normal development of the soybean, corn and rice crops, total tons produced of crops, rice and coffee were 10.6% higher compared to the 2010/11 harvest year, reaching a total volume of 737,236 tons.

Wheat & Sunflower: The harvest was completed and reported in the 1Q12 earnings report.

Soybean: During 3Q12, 315 hectares of soybean were harvested, completing the 2011/12 harvest year. Total production reached 125,457 tons. The 15.1% decrease in production was the result of a 12.3% reduction in planted area, coupled with a 3.2% reduction in yields.

Soybean Second Crop: During 3Q12, the remaining 869 hectares of soybean double crop were harvested, completing the 2011/12 harvest year. Final yields were 5.8% below the previous year as a result of (i) the late planting of the crop due to the lack of rain in November and December 2011, and (ii) a drought suffered in the Northwest of Argentina during March and April 2012. As a result of the 30.2% increase in planted area, total production reached 63,554 tons, 22.7% higher than the previous harvest year.

Corn: The 46.2% increase in planted area resulted in a 32.6% increase in total production, reaching 211,039 tons. The average yield obtained was of 5.1 tons/ha, 9.3% lower than the previous harvest year. The lower yield was the result of the lack of rain during the November 2011 through January 2012 period.

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3Q12

Adecoagro

Corn Second Crop: As a result of the 76.8% increase in planted area and the 31.9% yield improvement, total production reached 24,683 tons, more than doubling the previous harvest year production.

Cotton: Cotton production was 91.6% higher than the previous harvest year as a result of the 97.1% expansion in planted area. Yields were negatively affected by dry weather conditions in Argentina, which were partially offset by good yields at our Brazilian cotton farms.

Rice: The harvest was completed and reported in the 2Q12 earnings report.

Coffee: The harvest of our coffee plantation was finished as of September 30, 2012. Total production was 4.8% higher than the previous harvest year, primarily as a result of an increase in harvested area.

2012/13 Harvest Year

As of September 30, 2012, we completed the planting of wheat, are well advanced in the rice planting, and have begun planting corn and sunflower in the northern Argentine farms. A total of 68,053 hectares have been successfully planted.

We currently estimate a total planted area of 224 thousand hectares for the 2012/13 harvest year versus 232 for the 2011/12 year. Following the trend of the past five harvest years, we expect owned planted area to increase by 9% or 11 thousand hectares to a total of 133 thousand hectares. This growth is mainly driven by our land transformation activities and farm acquisitions completed in 2011. On the other hand, we expect the second crop area to decrease from 48 to 33 thousand hectares. This decrease is the result of higher expected margins per hectare for soybean first crop and corn first crop vis-à-vis the expected margin from wheat plus soybean double crop.

Lastly, we expect leased area to decrease slightly compared to the previous harvest year, primarily as a result of higher return hurdle rates that the company has set for leasing farms.

Therefore, although overall planted area is expected to decrease, we believe this planting will allow us to maximize our returns and margins.

Wheat: As of September 30, 2012, a total of 28,398 hectares were planted, representing a 34.3% or 14,837 hectare reduction compared to the previous harvest year. Wheat and soybean double crop planted area was reduced in favor of an increase in soybean first crop area in order to maximize returns per hectare. The crop was planted with good soil moisture conditions and climate has been adequate for the normal development of the crop.

Corn: During 3Q12, we began with the planting of corn in the Argentine and Uruguayan farms, reaching a total of 13,383 hectares. Weather has been suitable for the initiation of planting and the crop is developing normally.

Sunflower: As of September 30, 2012, 6,050 hectares of sunflower were planted, mostly in farms located in northern Argentina. The crop is in good shape given the optimal temperatures during the initial growth stage of the crop.

Rice: The rice planted area was 20,425 hectares by the end of September 2012, and expect to continue planting until the end of November. Abundant rainfalls during October have allowed us to fill the water reservoirs at our farms, ensuring water supply to irrigate the rice fields, which is critical to secure good yields. In addition, temperatures have been good for the normal development of the crop.

adecoagro
3Q12

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data	3Q12	3Q11	% Chg	9M12	9M11	% Chg
Sugarcane Crushed (tons)	2,128,266	1,775,681	19.9%	3,125,302	3,449,536	(9.4%)
Own Sugarcane	1,980,535	1,668,416	18.7%	2,954,760	3,251,843	(9.1%)
Third Party Sugarcane	147,731	107,265	37.7%	170,542	197,693	(13.7%)
Sugar (tons)	151,850	117,353	29.4%	201,246	194,394	3.5%
Ethanol (cubic meters)	81,299	65,901	23.4%	122,585	135,167	(9.3%)
Hydrous Ethanol	18,609	18,039	3.2%	34,900	63,078	(44.7%)
Anhydrous Ethanol	62,690	47,862	31.0%	87,685	72,089	21.6%
Exported Energy (MWh)	114,338	107,697	6.2%	161,066	197,595	(18.5%)
Expansion & Renewal Area (hectares)	5,745	3,076	86.8%	17,380	9,061	91.8%
Harvested Area (hectares)	28,591	23,773	20.3%	44,053	41,563	6.0%
Sugarcane Plantation (hectares)	82,262	63,104	30.4%	82,262	63,104	30.4%

Weather during 3Q12 was optimal for sugarcane harvesting and crushing. Below-average rainfalls throughout the quarter, especially in Mato Grosso do Sul, allowed our mills to increase the pace of crushing. As reflected in the chart above, sugarcane crushing during the quarter reached 2.1 million tons of cane, 19.9% higher than 3Q11 and 113.5% higher than 2Q12. Consequently, sugar, ethanol and energy production increased by 29.4%, 23.4%. and 6.2% respectively.

Good operational results have allowed Adecoagro to partially compensate for the poor operational performance reported in 2Q12, driven by challenging weather conditions. Accumulated milling during the season stands at 3.1 million tons, 9.4% below the previous year, showing a significant improvement compared to the 40.4% deviation versus the previous year reported as of June 30, 2012. With normal weather going forward, we expect to crush all the sugarcane left on our fields.

Planting, growing and harvesting sugarcane to supply our mills with quality raw material is a key strategy to become an efficient and low cost producer of sugar, ethanol and electricity. Complementing the construction of the Ivinhema greenfield mill, Adecoagro has been focused on expanding its sugarcane plantation in Mato Grosso do Sul and renewing its plantations in Minas Gerais. Year-to-date, Adecoagro has planted 17,380 thousand hectares of sugarcane, 91.8% more than the previous year, and reaching a total plantation of 82,262 thousand hectares. This will allow Adecoagro to crush next season at full capacity in the Angelica mill and begin crushing at the Ivinhema mill, which will have 2 million tons of nominal capacity.

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adecoagro
3Q12

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation businesses - Financial highlights						
$ thousands	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales						
Farming	87,951	76,710	14.7%	249,014	202,521	23.0%
Total Sales	**87,951**	**76,710**	**14.7%**	**249,014**	**202,521**	**23.0%**
Adjusted EBITDA (1)						
Farming	566	15,585	(96.4%)	27,824	59,294	(53.1%)
Land Transformation	132	-	- %	8,095	-	- %
Total Adjusted EBITDA(1)	**698**	**15,585**	**(95.5%)**	**35,919**	**59,294**	**(39.4%)**
Adjusted EBIT (1)						
Farming	(1,248)	14,080	- %	22,291	55,147	(59.6%)
Land Transformation	132	-	- %	8,095	-	- %
Total Adjusted EBIT(1)	**(1,116)**	**14,080**	**- %**	**30,386**	**55,147**	**(44.9%)**

During the third quarter, Adjusted EBIT generation of our Farming business is primarily constituted by the results generated by the mark-to-market of inventories and commodity derivative instruments, because: (i) due to the natural growth cycle of production (crops, rice and coffee), most of the harvest takes place during the first and second quarters; and (ii) a significant portion of the profit attributable to the area harvested in the third quarter is recognized in the previous quarter through the fair value measurement of biological assets. Farming and Land Transformation Adjusted EBIT in 3Q12 was $15.2 million lower than 3Q11. Unrealized hedge results in 3Q12 versus 3Q11 account for $13.8 million of the lower quarter-over-quarter underperformance. On an accumulated basis, Adjusted EBIT for 9M12 was $30.4 million, 44.9% or $24.8 million lower than 9M11. Lower EBIT generation was primarily caused by: (i) the climatic difficulties experienced during the 2011/12 harvest year, which affected our corn, soybean and rice yields, and (ii) $14.4 million lower hedge results in 9M12 compared to 9M11.

During 2Q12 and 3Q12, we began our planting activities for the 2012/13 harvest year. Climatic conditions for the planting and development of our wheat crop have been very good. In addition, we have started the planting of sunflower, corn and rice, which have also been planted in adequate conditions. With normal weather during the summer months and stable commodity prices, we expect a profitable 2012/13 harvest.

Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third-party machine operators. This model minimizes the ownership of fixed assets, thus reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more adequate metric to compare the performance of the company relative to its peers.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

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adecoagro
3Q12

Crops

Crops - Highlights	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	*$ thousands*	49,164	42,895	14.6%	156,877	119,044	31.8%
	thousand tons	179.9	139.1	29.3%	564.2	442.5	27.5%
	$ per ton	273	308	(11.4%)	278	269	3.3%
Gross Profit	*$ thousands*	9,206	5,909	55.8%	40,898	48,771	(16.1%)
Hedge Results	*$ thousands*	(5,718)	6,218	(192.0%)	(12,036)	2,392	(603.1%)
Adjusted EBITDA	*$ thousands*	1,555	10,241	(84.8%)	24,772	45,271	(45.3%)
Adjusted EBIT	***$ thousands***	**1,073**	**9,959**	**(89.2%)**	**23,406**	**44,331**	**(47.2%)**
Area under production (1)	*hectares*	151,132	127,206	18.8%	151,132	127,206	18.8%

(1) Does not include second crop planted area. Areas correspond to 2011/12 and 2010/11 harvest years.

Most of the gains and losses related to our crops segment during the third quarter are originated by the mark-to-market of inventories and derivative hedge positions, since only a small portion of the crops are harvested during the quarter. Gross profit before operating expenses during 3Q12 reached $9.3 million compared to $6.0 million in 3Q11, explained by a higher proportion of late corn harvested in 3Q12. However, this year-over-year performance was offset by the impact of our crop hedge position. As a result of the increase in crop prices during 3Q12 driven by the US drought and tight inventories, our soybean and corn hedge position generated an unrealized loss of $5.7 million. In 3Q11, our hedge positions had generated a positive gain of $6.2 million, as prices fell during the quarter on concerns of a global recession. As a result of this $11.9 million differential in hedge results, Adjusted EBIT for our crops segment during 3Q12 reached $1.1 million, $8.9 million lower than for 3Q11.

Adjusted EBIT for 9M12 was $23.4 million, 47.2% lower than in 9M11. The lower year-to-date performance is primarily explained by the drought during the 2011/12 harvest year, which negatively affected our soybean, corn and rice yields. In addition, as a result of the rally in grain and oilseed prices since the beginning of the year, the mark-to-market of our derivative hedge positions generated a $12.0 million loss, compared to a $2.4 million gain in 9M11.

Crops - Gross Sales Breakdown	3Q12	3Q11	Chg %	3Q12	3Q11	Chg %	3Q12	3Q11	Chg %
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	11,181	12,051	(7.2%)	31,311	37,599	(16.7%)	357	321	11.4%
Corn (1)	23,903	18,396	29.9%	112,005	68,594	63.3%	213	268	(20.4%)
Wheat (2)	8,897	8,154	9.1%	33,307	29,216	14.0%	267	279	(4.3%)
Sunflower	497	579	(14.1%)	1,332	2,060	(35.4%)	373	281	32.9%
Cotton lint	3,387	3,533	(4.1%)	1,906	1,636	16.5%	1,777	2,159	(17.7%)
Others	1,299	182	614.5%	-	-				
Total	**49,164**	**42,895**	**14.6%**	-	-	- %	-	-	- %
	9M12	**9M11**	**Chg %**	**9M12**	**9M11**	**Chg %**	**9M12**	**9M11**	**Chg %**
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	59,061	51,288	15.2%	169,875	175,277	(3.1%)	348	293	18.8%
Corn (1)	49,903	38,071	31.1%	239,080	173,929	37.5%	209	219	(4.6%)
Wheat (2)	31,757	18,221	74.3%	134,704	72,075	86.9%	236	253	(6.7%)
Sunflower	6,666	6,634	0.5%	16,806	19,260	(12.7%)	397	344	15.2%
Cotton lint	6,979	4,320	61.6%	3,758	1,912	96.5%	1,857	2,259	(17.8%)
Others	2,510	509	392.7%	-	-	- %			- %
Total	**156,877**	**119,044**	**31.8%**	-	-	- %	-	-	- %

(1) Includes sorghum.

(2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

8

adecoagro
3Q12

Gross sales of crops during 3Q12 and 9M12 were 14.6% and 31.8% higher, respectively, than in 3Q11 and 9M11. Higher sales are primarily explained by higher realized prices for soybean, coupled with higher sales volumes for wheat and corn. The increase in sales volumes for wheat and corn was the result of a 54.3% and 50.0% growth in planted area respectively, resulting in higher production volumes available for sale.

Crops - Changes in Fair Value of Biological Assets and Agricultural Produce

3Q12	metric	Soybean	Soybean 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2011/12 harvest year									
Total harvested area	*hectares*	**50,720**	**42,069**	**41,193**	**6,217**	**43,235**	**9,596**	**6,389**	**199,418**
Harvested area in 3Q12	*hectares*	315	869	16,741	4,622	-	-	2,898	25,444
Harvested area in previous quarters	*hectares*	50,406	41,201	24,451	1,595	43,235	9,596	3,491	173,974
Changes in Fair Value 3Q12 from harvested area 2011/12 (i)	*$ thousands*	**34**	**294**	**2,486**	**437**	-	-	**627**	**3,878**
2012/13 harvest year									
Total planted area	*hectares*	-	-	**13,383**	-	**27,589**	**6,050**	-	**47,022**
Planted area in initial growing stages	*hectares*	-	-	13,383	-	7,632	6,050	-	27,065
Planted area with significant biological growth	*hectares*	-	-	-	-	19,957	-	-	19,957
Changes in Fair Value 3Q12 from planted area 2012/13 with significant biological growth (ii)	*$ thousands*	-	-	-	-	**1,089**	-	-	**1,089**
Total Changes in Fair Value 3Q12 (i+ii)	*$ thousands*	**34**	**294**	**2,486**	**437**	**1,089**	-	**627**	**4,967**

The table above shows the gains or losses from crop production generated in 3Q12. During 3Q12, the 2011/12 harvest year came to its end. The 25,444 hectares of crops harvested during the quarter generated Changes in Fair Value of Biological Assets and Agricultural Produce ("Changes in Fair Value") of $3.9 million. Regarding the 2012/13 harvest year, by the end of 3Q12, 19,957 hectares of the wheat crop had attained significant biological growth, generating Changes in Fair Value (or present value of expected margin) of $1.1 million. As a result, Total Changes in Fair Value for the 3Q12 period reached $5.0 million.

9

adecoagro
3Q12

Rice

Rice - Highlights	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	$ thousands	28,849	23,177	24.5%	69,370	57,096	21.5%
	thousand tons [1]	65.9	54.3	21.4%	166.8	134.9	23.6%
	$ per ton	438	427	2.6%	416	423	(1.7%)
Adjusted EBITDA	$ thousands	818	63	1,198.4%	(369)	4,345	- %
Adjusted EBIT	**$ thousands**	**(88)**	**(819)**	**(89.3%)**	**(3,270)**	**2,112**	**- %**
Area under production [2]	hectares	31,497	27,542	14.4%	31,497	27,542	14.4%
Rice Mills							
Own rough rice transferred to mills[3]	thousand tons [1]	4.0	-	- %	163.1	163.0	- %
Third-party rough rice purchases	thousand tons [1]	15.8	21.0	(24.6%)	80.8	58.2	38.9%
Sales of Processed Rice	thousand tons [1]	65.9	54.3	21.4%	166.8	134.9	23.6%
Ending stock	thousand tons [1]	91.5	67.6	35.4%	91.5	67.6	35.4%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2010/11 and 2011/12 harvest years

(3) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

Adjusted EBIT corresponding to Adecoagro's rice segment is primarily explained by the results generated by the biological growth and harvest of the crop. Since the rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the year, most of the rice segment's Adjusted EBIT will be generated between 4Q12 and 1Q13.

As a result of lower selling prices and the climatic difficulties experienced during the 2011/12 harvest year, Adjusted EBIT for the rice segment in 9M12 was $(3.3) million, $5.4 million lower than in 9M11.

Rice - Changes in Fair Value of Biological Assets		
3Q12	**metric**	**Rice**
2012/13 harvest year		
Total Planted Area	***hectares***	**20,425**
Planted area in initial growing stages	*hectares*	19,464
Planted area with significant biological growth	*hectares*	961
Changes in Fair Value 3Q12 from planted area 2012/13 with significant biological growth	***$ thousands***	**95**
Total Changes in Fair Value in 3Q12	***$ thousands***	**95**

During 3Q12 we began planting rice for the 2012/13 harvest year. As of September 30, 2012, 20,425 hectares of rice were successfully planted. Only 961 hectares (4.7%) had attained significant biological growth by the end of the quarter. Hardly any gains were generated by this area, since the probability of success factor that we apply to our target yield to calculate the net present margin, considering productive risks until harvest time, is still high at this point of the growth cycle. As mentioned above, Changes in Fair Value generated by the 2012/13 rice crop will be mostly recognized between 4Q12 and 1Q13.

10

3Q12

Dairy

Dairy - Highlights	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	$ thousands	4,933	5,210	(5.3%)	14,252	14,173	0.6%
	million liters	13.9	13.9	(0.5%)	38.8	36.7	5.7%
	$ per liter	0.36	0.37	(4.8%)	0.37	0.39	(4.8%)
Adjusted EBITDA	$ thousands	(513)	1,819	- %	(997)	2,654	- %
Adjusted EBIT	**$ thousands**	**(751)**	**1,650**	**- %**	**(1,663)**	**2,253**	**- %**
Milking Cows	Average Heads	5,086	4,766	6.7%	4,802	4,517	6.3%

During August 2012, Adecoagro started operations at the second free-stall dairy. As of September 30, 2012, over 750 cows were incorporated to the module. This new facility holds a capacity for 3,500 cows and will be gradually populated throughout 2012 and 2013. As a result of the natural adaptation of cows to the new environment, cow productivity tends to remain low during the first phase of the process. As observed in the table above, despite the 6.7% increase in our average herd from 3Q11 to 3Q12, liters produced remained in line with the same period of last year.

In addition to the start-up costs mentioned above, 3Q12 Adjusted EBIT was also affected by the following reasons: (i) domestic milk prices have been lower in 3Q12 than in 3Q11 as a result of lower international powdered milk prices, (ii) corn silage costs have increased driven by lower yields as a result of the summer drought and the rally in corn prices during 2012, which is the most important component of cow feed, and (iii) labor costs have increased due to inflation. As a result of these factors, the milk-to-corn price ratio has deteriorated impacting our profitability.

Coffee

Coffee - Highlights	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	$ thousands	3,816	4,300	(11.3%)	4,643	8,217	(43.5%)
	tons	1,213	1,177	3.1%	1,466	2,240	(34.6%)
	$ per ton	3,146	3,653	(13.9%)	3,167	3,668	(13.7%)
Adjusted EBITDA	$ thousands	(2,184)	2,702	- %	1,293	3,830	(66.2%)
Adjusted EBIT	**$ thousands**	**(2,326)**	**2,572**	**- %**	**845**	**3,419**	**(75.3%)**
Harvested Area	hectares	1,551	1,367	13.4%	1,551	1,367	13.4%

Adjusted EBIT for Adecoagro's coffee operations during 3Q12 was $(2.3) million, $4.9 below 3Q11. This decrease is explained by: (i) a $2.0 million gain generated by the mark-to-market of our derivative hedge position in 3Q11 compared to a $0.02 million gain in 3Q12 (ii) a lower amount of coffee beans harvested during 3Q12 compared to 3Q11, since most of the 2011/12 harvest was completed during the first six months of 2012, leaving less area for harvest in 3Q12, and (iii) lower selling prices in 3Q12 compared to 3Q11.

On a year-to-date basis, Adjusted EBIT for 9M12 was $2.6 million lower than in 9M11, primarily as a result of lower international prices.

11

3Q12

Cattle

Cattle - Highlights							
	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Gross Sales	$ thousands	1,189	1,128	5.4%	3,872	3,991	(3.0%)
Adjusted EBITDA	$ thousands	890	760	17.1%	3,125	3,194	(2.2%)
Adjusted EBIT	***$ thousands***	**844**	**718**	**17.5%**	**2,973**	**3,032**	**(1.9%)**
Area Leased	*hectares*	70,583	78,711	(10.3%)	75,297	79,165	(4.9%)

Our cattle business consists mainly of leasing land not suitable for crop production to a third-party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. Adjusted EBIT for 3Q12 was $0.8 million, 17.5% higher than in 3Q12, as a result of the increase in the market price of beef.

Land transformation business

Land transformation - Highlights							
	metric	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Adjusted EBITDA	$ thousands	132	-	- %	8,095	-	- %
Adjusted EBIT	***$ thousands***	**132**	**-**	**- %**	**8,095**	**-**	**- %**
Land sold	*hectares*	-	-	- %	7,630	-	- %

During 3Q12, Adjusted EBIT was $0.1 million as a result of lower than provisioned costs related to the San José farm sale. No land sales were completed during the quarter.

Land transformation is an ongoing process in our farms. This process consists of transforming undervalued or undermanaged land into its highest production capabilities. All of our farmland is managed under a sustainable production model that is focused on cutting edge technologies such as no-till farming, crop rotations, balanced fertilization, integrated pest management, among others, which enhances soil productivity and reduces the use of fertilizers and agrochemicals.

Adecoagro continuously seeks to redeploy its capital by disposing of a portion of its fully developed farmland. This allows Adecoagro to monetize the capital gains generated by land transformation and better allocate its capital to acquire land with higher transformation potential.

12

adecoagro
3Q12

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**3Q12**	**3Q11**	**% Chg**	**9M12**	**9M11**	**% Chg**
Net Sales Angelica [1]	61,152	49,781	22.8%	130,760	129,639	0.9%
Net Sales UMA [1]	15,487	21,765	(28.8%)	40,702	37,506	8.5%
Total Sales	**76,639**	**71,546**	**7.1%**	**171,462**	**167,145**	**2.6%**
Gross Profit Manufacturing Activities - Angelica	26,963	32,853	(17.9%)	43,649	71,115	(38.6%)
Gross Profit Manufacturing Activities - UMA	5,596	7,789	(28.2%)	13,238	13,042	1.5%
Gross Profit Manufacturing Activities	**32,559**	**40,642**	**(19.9%)**	**56,887**	**84,156**	**(32.4%)**
Adjusted EBITDA Angelica	38,227	31,599	21.0%	46,858	73,940	(36.6%)
Adjusted EBITDA UMA	8,217	11,285	(27.2%)	8,363	12,946	(35.4%)
Total Adjusted EBITDA	**46,443**	**42,885**	**8.3%**	**55,221**	**86,886**	**(36.4%)**
Adjusted EBITDA Margin Angelica	62.5%	63.5%	(1.5%)	35.8%	57.0%	(37.2%)
Adjusted EBITDA Margin UMA	53.1%	51.9%	2.3%	20.5%	34.5%	(40.5%)
Adjusted EBITDA Margin Total	**60.6%**	**59.9%**	**1.1%**	**32.2%**	**52.0%**	**(38.0%)**

1) Net Sales are calculated as Gross Sales net of sales taxes.

3Q12 Adjusted EBITDA was $46.4 million, 8.3% higher than in 3Q11, mainly explained by a 19.9% increase in sugarcane crushed, coupled with a 3.5% increase in TRS (total recoverable sugar) content. Dry weather at our Angelica mill enabled our harvesters and mill to operate at full capacity, which allowed excellent use of our fixed cost structure, and therefore minimize unitary costs. These positive factors allowed Angelica to increase its Adjusted EBITDA to $38.2 million, 21.0% higher than in 3Q11. The improvement in operational efficiency was partially offset by lower selling prices and a $2.6 million lower gain generated from the mark-to-market of derivative instruments (see page 19). The UMA mill's 3Q12 Adjusted EBITDA was 27.2% lower than in 3Q11, primarily due to lower sugar and ethanol selling prices compared to the same period of last year. As a result, Adjusted EBITDA margin during the quarter reached a record-high of 60.6%.

On an accumulated basis, 9M12 Adjusted EBITDA was 36.4% lower than in 9M11. The decrease is mainly explained by the lower amount of sugarcane crushed in 2Q12 as a result of excess rain, coupled with lower selling prices. Adecoagro expects to extend the harvest year until mid-December in order to compensate for the deficit in sugarcane crushed during the first six months of 2012.

Sugar, Ethanol & Energy - Gross Sales Breakdown									
	$ thousands			**Units**			**($/ unit)**		
	3Q12	**3Q11**	**Chg %**	**3Q12**	**3Q11**	**Chg %**	**3Q12**	**3Q11**	**Chg %**
Sugar (tons)	45,981	53,147	(13.5%)	89,219	99,807	(10.6%)	515	532	(3.2%)
Ethanol (cubic meters)	23,094	20,428	13.1%	33,481	26,189	27.8%	690	780	(11.6%)
Energy (MWh)	10,555	11,241	(6.1%)	118,053	109,359	7.9%	89	103	(13.0%)
Other	-	3	- %	-	-	-	-	-	-
TOTAL	**79,629**	**84,819**	**(6.1%)**	-	-	-	-	-	-
	$ thousands			**Units**			**($/ unit)**		
	9M12	**9M11**	**Chg %**	**9M12**	**9M11**	**Chg %**	**9M12**	**9M11**	**Chg %**
Sugar (tons)	83,213	96,047	(13.4%)	153,890	171,654	(10.3%)	541	560	(3.4%)
Ethanol (cubic meters)	82,525	73,416	12.4%	112,061	76,644	46.2%	736	958	(23.1%)
Energy (MWh)	18,275	24,252	(24.6%)	234,652	256,456	(8.5%)	78	95	(17.6%)
Other	189	164	15.5%	-	-	-	-	-	-
TOTAL	**184,202**	**193,879**	**(5.0%)**	-	-	-	-	-	-

13

adecoagro
3Q12

Despite the sharp increase in sugar production from 3Q11 to 3Q12 (see page 6), sugar sales volumes were 10.6% lower in 3Q12 compared to 3Q11, primarily due to congestion and logistical bottlenecks at the ports. On the contrary, physical sales of ethanol increased by 27.8%, following the increase in production year-over-year. Adecoagro was able to capture the benefits of its production flexibility by selling over 85% of its ethanol physical sales as anhydrous ethanol, which offered more attractive margins during the quarter compared to hydrous ethanol. In addition, 71% of total ethanol physical sales were exported at price premiums over local prices. This is primarily due to the sustainability certifications obtained by Adecoagro, which have allowed the company to enter new markets and sell at better prices. Regarding energy, kilowatt hours (kWh) sold increased by 7.9%, as a result of the increase in sugarcane crushed.

On an accumulated basis, 9M12 physical sales were lower for sugar and energy, primarily as a result of the 9.4% lesser amount of sugarcane crushed compared to 9M11. On the other hand, 9M12 ethanol sales were higher, mainly due to the carry of ethanol inventories from the previous harvest year production, which were sold in 1Q12 and 2Q12.

Average selling prices throughout 2012 have been lower than the previous year. Sugar and ethanol market prices have decreased, but, in addition, the depreciation of the Brazilian currency has also decreased the US dollar denominated prices of ethanol (sold domestically) and energy, two commodities which trade in Brazilian Reals.

Sugar, Ethanol & Energy - Industrial indicators

	metric	3Q12	3Q11	% Chg	9M12	9M11	% Chg
Milling Angelica	thousand tons	1,664	1,307	27.3%	2,426	2,632	(7.8%)
Milling UMA	thousand tons	464	468	(0.7%)	699	817	(14.4%)
Milling Total	**thousand tons**	**2,128**	**1,775**	**19.9%**	**3,125**	**3,449**	**(9.4%)**
Owned sugarcane	%	93.1%	94.0%	(1.0%)	94.5%	94.3%	0.3%
Sugar mix in production	%	55.2%	54.5%	1.3%	56.1%	48.9%	14.8%
Ethanol mix in production	%	44.8%	45.5%	(1.6%)	43.9%	51.1%	(14.1%)
Energy per milled ton	kWh/ton	54	61	(11.4%)	52	57	(10.0%)

A total of 2.1 million tons of sugarcane have been crushed by our two mills during 3Q12, 19.9% higher than 3Q11. Total sugarcane crushed at the Angelica mill increased 27.3% compared to 3Q11, primarily due to the good weather conditions that allowed the mill to crush at full capacity during most of the quarter. The UMA mill had normal weather, and therefore, 3Q12 sugarcane crushing was in line with 3Q11.

Year-to-date, sugarcane crushed is still 9.4% below 9M11, primarily as a result of the climatic difficulties experienced during the first six months of 2012. As mentioned above, optimal weather conditions for harvesting and crushing at Angelica has allowed the mill to partially compensate for the poor milling and production performance reported in 2Q12. If normal weather conditions persist during 4Q12, we expect to crush all the sugarcane left on our fields. Owned sugarcane supply accounted for 93.1% of total cane milled during 3Q12. In terms of production mix, 55.2% of the TRS was shifted towards sugar production and 44.8% towards ethanol. The mix favored sugar, given the more attractive margins the product had compared to ethanol during the quarter. Regarding energy, cogeneration exports measured by kWh per ton milled decreased by 11.4%. This reduction is mainly explained by the production mix, since anhydrous ethanol production consumes a higher amount of steam than both hydrous ethanol and sugar, resulting in less excess steam available to power the turbo-generators and produce electricity.

14

adecoagro
3Q12

Sugar, Ethanol & Energy - Changes in Fair Value						
	3Q12			3Q11		
Biological Asset						
	thousand $	Hectares	$/hectare	$	Hectares	$/hectare
(+) Sugarcane plantations at end of period	191,349	82,262	2,326	153,083	63,104	2,426
(-) Sugarcane plantations at begining of period	(187,011)	76,517	2,444	(132,209)	59,647	2,217
(-) Planting Investments	(18,697)	5,745	3,254	(14,243)	3,076	4,630
(-) Exchange difference	859			24,237		
Changes in Fair Value of Biological Assets	**(13,500)**			**30,868**		
Agricultural produce						
	thousand $	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane transferred to mill	66,308	1,980,535	33	65,011	1,668,416	39
(-) Costs incurred in Maintenance	(11,926)			(14,751)		
(-) Leasing Costs	(13,470)			(8,941)		
(-) Harvest and Transportation Costs	(29,807)			(35,747)		
Changes in Fair Value of Agricultural Produce	**11,105**			**5,571**		
Total Changes in Fair Value	**(2,395)**			**36,439**		

In 3Q12, Total Changes in Fair Value of the Sugar, Ethanol and Energy business reached $(2.4) million, primarily as a result of a decrease in the fair value of our sugarcane plantations, from an average of $ 2,444 per hectare at the beginning of the period to $2,326 hectare at the end of the period, generating unrealized Changes in Fair Value of Biological Assets of negative $13.5 million. The decrease in the value of a hectare of sugarcane was explained by the loss in value of the sugarcane plantation as a result of the harvest. Assuming flat prices and costs, the value of a hectare of sugarcane should increase during the first quarter as sugarcane grows and then decrease during the next three quarters as the harvest advances.

Due to the good performance of our harvest operations and the higher amount of harvested cane, gains derived from cane production ("Changes in Fair Value of Agricultural Produce") reached $11.1 million in 3Q12, compared to a $5.6 million gain in 3Q11.

Agricultural Produce - Productive Indicators	metric	3Q12	3Q11	% Chg	9M12	9M11	% Chg
Harvested own sugarcane	thousand tons	1,981	1,668	18.7%	2,955	3,252	(9.1%)
Harvested area	hectares	28,591	23,774	20.3%	44,053	41,563	6.0%
Yield	tons/hectare	69.3	70.2	(1.3%)	67.1	78.2	(14.3%)
TRS content	kg/ton	137.9	133.3	3.5%	132.9	126.3	5.2%
Mechanized harvest	%	87.1%	82.7%	5.3%	88.1%	85.6%	2.9%

The table above shows productive indicators related to the sugarcane produced in our owned plantations ("Agricultural Produce"), which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields were 69.3 tons per hectare, 1.3% lower than 3Q11. The lower cane yield was the result of the drought experienced during January to March 2012, which was detrimental to sugarcane growth. TRS content reached 137.9 kg/ton, slightly higher than 3Q11, as a result of the dry weather, which favors sucrose concentration in the sugarcane. Harvested sugarcane and harvested area in 3Q12 were 18.7% and 20.3% higher than the same period of last year, primarily as a result of the lack of rains, which allowed our harvesters to work almost non-stop. The percentage of mechanized harvest has increased to 87.1%, increasing the efficiency of our harvesting operations.

15

adecoagro 3Q12

On an accumulated basis, despite the 6.0% increase in harvested area compared to 9M11, owned sugarcane crushed during 9M12 was 9.1% lower than in 9M11, primarily due to lower milling in 2Q12 and to the 14.3% decrease in sugarcane yields, as a result of the drought mentioned above.

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivatives markets to mitigate swings in prices by locking in margins and stabilizing profits.

The table below shows the average selling prices for Adecoagro's sales volumes, including volumes delivered and invoiced, as well as hedged volumes through fixed-price forwards and futures contracts.

Total Sales Volumes and Weighted-Average Prices (Physical + Hedged)				
Farming	Country	Volume (thousand tons)	Local Sale price FAS $/ton	FOB Equivalent cts/bushel (1)
2011/12 Harvest Year				
	Argentina	130.8	325	1,410
Soybean	Uruguay	14.6	495	1,396
	Brazil	17.5	431	1,417
	Argentina	207	191	626
Corn	Uruguay	7.6	227	621
	Brazil	8.8	173	618
Wheat	Argentina	83.0	184	671
	Uruguay	22.9	235	689
Cotton	Brazil	4.4	2,013	100
	Argentina	0.7	1,792	85
Coffee	Brazil	1.8	4,192	179
2012/13 Harvest Year				
	Argentina	64.5	320	1,394
Soybean	Uruguay	3.0	476	1,349
	Brazil	6.0	438	1,438
Corn	Argentina	93.8	158	527
Wheat	Argentina	32.6	183	676
	Uruguay	3.0	257	753
Sugar, Ethanol & Energy	Country	Volume (thousand tons)	Local Sale price FCA $/ton	Local Sale price FOB cts/lb (1)
2012/13 Harvest Year				
VHP Sugar	Brazil	153.7	562	25.0
Ethanol	Brazil	76.7	718	-
2013/14 Harvest Year				
VHP Sugar	Brazil	185.6	492	22.0

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs).
Cotton and Coffee prices are expresed in cents per pound (cts/lb).
In order to compare with the Chicago Board of Trade (CBOT) or the International Exchange (ICE) prices, the respective basis (premium or discount) should be considered.

The table below summarizes the results generated by Adecoagro's derivative positions in 3Q12 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were

16

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3Q12

still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

Gain/Loss from derivative instruments						
Farming	**Open hedge positions (1)**	**9M12 Gains/(Losses)**			**Gains/(Losses) Booked in 2011**	**Total Gains/Losses**
	(thousand tons)	**Unrealized**	**Realized**	**Total 9M12**		
2011/12 Harvest Year						
Soybean	-	-	(3,020)	(3,020)	1,728	(1,292)
Corn	-	-	(1,233)	(1,233)	2,655	1,422
Wheat	-	-	30	30	353	383
Coffee	0.2	27	2,203	2,230	(206)	2,024
Cotton	1.7	(84)	1,423	1,339	(16)	1,323
2011/12 Total	**-**	**(57)**	**(597)**	**(654)**	**4,513**	**3,859**
2012/13 Harvest Year						
Soybean	17.0	(129)	(1,084)	(1,213)	-	(1,213)
Corn	46.9	(3,111)	(1,510)	(4,621)	-	(4,621)
Wheat	8.2	(679)	(615)	(1,294)	-	(1,294)
2012/13 Total	**-**	**(3,919)**	**(3,208)**	**(7,128)**	**-**	**(7,128)**
Subtotal Farming	**-**	**(3,976)**	**(3,806)**	**(7,781)**	**4,513**	**(3,269)**
Sugar, Ethanol & Energy	**Open hedge positions (1)**	**9M12 Gains/(Losses)**			**Gains/(Losses) Booked in 2011**	**Total Gains/Losses**
	(thousand tons)	**Unrealized**	**Realized**	**Total 9M12**		
2012/13 Harvest Year						
Sugar	10.2	(87)	(2)	(89)	7,285	7,196
Ethanol	3.5	46	645	691	5	696
2012/13 Total	-	**(41)**	**643**	**602**	**7,290**	**7,892**
2013/14 Harvest Year						
Sugar	185.6	1,861	3,743	5,604	433	6,037
2013/14 Total	-	**1,861**	**3,743**	**5,604**	**433**	**6,037**
Subtotal Sugar, Ethanol and Energy	-	**1,820**	**4,385**	**6,205**	**7,723**	**13,928**
Total gains from commodity derivatives instruments		**(2,156)**	**580**	**(1,577)**	**12,236**	**10,660**

Note: soybean, corn and wheat futures are traded on the CBOT and on the "Mercado a Término de Buenos Aires" (MATBA for the spanish initials).
Sugar, coffee and cotton futures contracts are traded on the ICE.
(1) Tons hedged by options contracts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

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3Q12

Corporate Expenses

Corporate Expenses						
$ thousands	**3Q12**	**3Q11**	**Chg %**	**9M12**	**9M11**	**Chg %**
Corporate Expenses	(6,459)	(8,367)	(22.8%)	(18,892)	(20,213)	(6.5%)

Adecoagro's Corporate expenses include items that cannot be allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, we focus our analysis on the yearly or accumulated variations. As shown on the table above, year-to-date corporate expenses were 6.5% below the previous year, primarily as a result of IPO-related professional fees which impacted 2011.

Other Operating Income

Other Operating Income						
$ thousands	**3Q12**	**3Q11**	**Chg %**	**9M12**	**9M11**	**Chg %**
Gain from the sale of subsidiaries	132	-	- %	8,095	-	- %
Gain/(Loss) from commodity derivative financial instruments	(2,839)	12,531	- %	(1,577)	16,180	- %
Loss from forward contracts	(294)	92	- %	(2,025)	(5,540)	(63.4%)
Gain/(Loss) from disposal of other property items	1,014	(132)	- %	629	203	209.9%
Others	(741)	639	- %	511	1,983	(74.2%)
Total	**(2,728)**	**13,130**	**- %**	**5,633**	**12,826**	**(56.1%)**

Other Operating Income for 3Q12 was $(2.7) million, compared to $13.1 million in 3Q11. This decrease is primarily explained by a $12.5 million gain booked in 3Q11 originated by the mark-to-market of commodity derivative financial instruments, primarily sugar, soybean, corn and coffee. During 3Q12, the increase in crop prices, mainly soybean, corn and wheat, generated a $5.4 million loss, partially offset by a $2.6 million gain generated by the mark-to-market of sugar and ethanol derivative financial instruments.

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3Q12

Financial Results

Financial Results						
$ thousands	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Interest Income/(Expense), net	(4,763)	(7,862)	(39.4%)	(10,398)	(22,529)	(53.8%)
FX Gains/(Losses)	(5,905)	(9,312)	(36.6%)	(19,176)	(8,599)	123.0%
Gain/(Loss) from derivative financial Instruments	3,449	(13,516)	- %	(5,764)	(3,704)	55.6%
Taxes	(760)	(1,908)	(60.2%)	(3,230)	(4,200)	(23.1%)
Other Income/(Expenses)	(263)	(39)	574.4%	(1,304)	(4,648)	(71.9%)
Total Financial Results	**(8,242)**	**(32,637)**	**(74.7%)**	**(39,872)**	**(43,680)**	**(8.7%)**

Our net financial results in 3Q12 show a loss of $8.2 million, compared to a loss of $32.6 million in 3Q11. This difference is primarily explained by the impact of foreign exchange fluctuations on the mark-to-market of our currency derivatives and the impact on the outstanding dollar-denominated debt in our Brazilian and Argentine subsidiaries. During 3Q11 the Brazilian Real and the Argentine Peso depreciated by 18.5% and 2.0%, respectively, generating an unrealized loss of $22.8 million. During 3Q12, currency depreciation was significantly lower, 0.5% and 3.6% respectively, resulting in a unrealized loss of $2.5 million.

Net interest expense was 39.4% lower than 3Q11 as a result of two factors: (i) As a result of the depreciation of the Brazilian Real and the Argentine Peso, the interest expense corresponding to debt denominated in local currency held by our Brazilian and Argentine subsidiaries decreased in US dollar terms, (ii) Interest income increased as a result of a higher amount of excess cash invested in fixed term deposits during the period.

Indebtedness

Net Debt Breakdown			
$ thousands	3Q12	2Q12	Chg %
Short Term Debt	**204,078**	**230,469**	**(11.5%)**
Farming	94,106	98,908	(4.9%)
Sugar, Ethanol & Energy	109,972	131,561	(16.4%)
Long Term Debt	**304,953**	**205,823**	**48.2%**
Farming	66,784	66,760	0.0%
Sugar, Ethanol & Energy	238,169	139,063	71.3%
Total Debt	**509,031**	**436,292**	**16.7%**
Cash & Equivalents	223,368	233,743	(4.4%)
Net Debt	**285,663**	**202,549**	**41.0%**

Adecoagro's gross indebtedness at the end of 3Q12 was $509.0 million, 16.7% higher than the previous quarter. Short-term debt corresponding to the Farming and Sugar, Ethanol and Energy businesses decreased by 4.9% and 16.4% respectively, as a result of debt coming due.

The farming business long-term debt remained almost unchanged during the quarter. The Sugar, Ethanol and Energy business long-term debt grew by $99.1 million. During July 2012, Adecoagro's Brazilian subsidiary entered into a $113.3 million syndicated loan facility led by Rabobank. The loan has a 3-year

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3Q12

tenor and bears a 7.7% interest rate. The proceeds of the loan will be used mainly for working capital investments at our Ivinhema mill, which will commence milling in 2013.

Despite the increase in outstanding debt, cash and equivalents as of September 30, 2012 totaled $223.4 million, $10.4 million below 2Q12. The decrease in cash was primarily a consequence of the high capital expenditures during the quarter, primarily as a result of the construction of the Ivinhema mill. *See capex breakdown in page 20.*

As a result of the increase in outstanding debt and the reduction in cash explained above, net debt during 3Q12 increased by $83.1 million, reaching a total amount of $285.7 million.



Debt Currency Breakdown
Argentine Peso 1%
US Dollar 45%
Brazilian Reals 54%



Short and Long term Debt
Short Term 40%
Long Term 60%

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Farming & Land Transformation	**7,456**	**48,170**	**(84.5%)**	**23,811**	**54,773**	**(56.5%)**
Land Acquisitions	-	40,522	- %	-	40,522	- %
Land Transformation	2,173	1,048	107.2%	6,806	2,459	176.8%
Rice Mill Construction	1,663	5,754	(71.1%)	6,179	9,568	(35.4%)
Dairy Free Stall Unit	3,165	356	788.2%	8,344	502	1,563.4%
Others	455	490	(7.2%)	2,482	1,723	44.1%
Sugar, Ethanol & Energy	**69,057**	**23,699**	**191.4%**	**223,606**	**62,062**	**260.3%**
Sugar & Ethanol Mills	50,360	9,456	432.6%	163,646	19,664	732.2%
Sugarcane Planting	18,697	14,243	31.3%	59,960	42,398	41.4%
Total	**76,513**	**71,869**	**6.5%**	**247,417**	**116,835**	**111.8%**

Adecoagro's capital expenditures during 3Q12 totaled $76.5 million, slightly higher than 3Q11. The Sugar, Ethanol and Energy business accounted for $69.1 million primarily due to the construction of the Ivinhema mill and the expansion of our sugarcane plantations.

Regarding Farming and Land Transformation, total investments during 3Q12 reached $7.5 million. Our most significant ongoing projects in this segment are the construction of our second free-stall dairy module, the completion of the Franck rice mill, and the transformation of farmland for the production of rice and crops.

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3Q12

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	Metric	3Q12	3Q11	% Chg	3Q12	3Q11	% Chg
Soybean	tons	34,187	43,145	(20.8%)	12,165	11,589	5.0%
Corn [1]	tons	44,541	30,699	45.1%	6,512	4,631	40.6%
Wheat [2]	tons	3,795	9,976	(62.0%)	504	1,842	(72.6%)
Sunflower	tons	47	357	(86.8%)	20	110	(82.0%)
Cotton lint	tons	5,913	7,754	(23.7%)	7,582	7,615	(0.4%)
Rough Rice [3]	tons	90,378	67,551	33.8%	21,305	16,932	25.8%
Coffee	tons	1,474	1,357	8.6%	4,402	5,614	(21.6%)
Sugar	tons	68,272	32,778	108.3%	14,591	9,328	56.4%
Ethanol	m3	58,500	62,743	(6.8%)	29,489	43,076	(31.5%)

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 3Q12 and 3Q11 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

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Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Appendix

Market Outlook

Soft Commodity Prices

(30-06-2012=100)

140

130

120

110

100

90

02/07/2012

09/07/2012

16/07/2012

23/07/2012

06/08/2012

13/08/2012

20/08/2012

27/08/2012

03/09/2012

10/09/2012

17/09/2012

24/09/2012

Sugar

Corn

Soybean

Wheat

Cotton

Coffee

Source: Thomson Reuthers

Corn:

- The average price of the December 2012 corn futures contract on the Chicago Board of Trade (CBOT) was $7.41 per bushel in 3Q12, representing a 20.3% increase compared to the average price of the July 2012 futures contract in 2Q12 and a 6.61% increase compared to the average price of the December 2011 futures contract in 3Q11.

- Based on the USDA report published on October 11, 2012, the estimated corn planted area in the U.S. increased by 0.4 million quarter-over-quarter, to 96.9 million acres or 5 million acres higher than the 2011/12 harvest year. As a result of the drought experienced during the growing season, U.S. average yield estimates have been revised downwards to 122 bushels per acre.

- As of October 17, 2012, 79% of the corn was harvested, compared to a 5-year average harvest pace of 38%. U.S. overall production is now estimated at 10,706 million bushels, slightly below the 10,779 million bushels estimated in the USDA report published in August 2012. As a result of the adjustment to supply and demand, U.S. stock-to-use ratio is forecasted at 5.6% by the end of the year.

- In South America, the 2011/12 harvest year was completed. Production estimates are 11% higher than the 2010/11 harvest as a result of an increase in the production of the Brazilian second crop 23

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(safrinha), which now accounts for more than 50% of total production. Regarding the 2012/13 harvest year, late planting pace was registered in both Argentina and Brazil: as of October 17, 2012, Argentina planted 28% of total estimated planted area, compared to 33% in the previous harvest year, while Brazil planted 10% of total estimated area, compared to 14% in the previous harvest year.

- For the week ending on October 19, 2012, corn export sales increased to 166,700 tons for the 2012/13 marketing year, compared to 4,200 tons export sales for the previous week. According to USDA estimates, as of October 19, 2012, 10.4% of total estimated export sales were completed, in line with the previous year’s selling pace. Between September 2012 and October 2012, the USDA lowered its 2012/13 total export forecast from 1,250 million bushels to 1,150 million bushels.

- US weekly ethanol production for the week ended on October 19, 2012, was 797 thousand barrels per day, 3 thousand barrels per day below the previous week’s production. US corn usage for ethanol is estimated at 4,500 million bushels for the 2012/2013 harvest year, 500 million bushels lower than the 2011/12 cycle.

- During 3Q12, according to the Commodity Futures Trading Commission (CFTC), managed money increased its net long position by 151,924 contracts to a net long position of 260,466 contracts at the end of the quarter, compared to 108,542 contracts by the end of 2Q12.

Soybean:

- The average price for the November 2012 soybean futures contract on CBOT was $16.51 per bushel in 3Q12, representing a 16% increase compared to the average price of the July 2012 futures contract in 2Q12 and a 21.8% increase compared to the average price of the November 2011 futures contract in 3Q11.

- Based on the USDA report published on October 11, 2012, US soybean planted area is estimated at 76.7 million acres, 2.2 million acres higher compared to the 2011/12 harvest year and 1.1 million acres higher compared to the September USDA report. Like the corn crop, soybeans are being harvested at a record-high pace. As of October 17, 2012, 71% of the soybeans were harvested compared to a 5-year harvest pace average of 58%. However, unlike corn crops, U.S. national average yield improved between the September and October reports. Current yield is estimated at 37.8 bushels per acre, compared to 35.3 bushels per acre in the September report, which results in a total estimated production for the 2012/13 harvest year of 2,860 million bushels.

- On the demand side, U.S. export sales are estimated at 1,250 million bushels of which a record-high of 70% has already been sold. Chinese stocks stand officially at 7 million tons. China is expected to import more than 61 million tons during the 2012/13 cycle, a 9% increase compared to the previous year.

- According to USDA estimates as of October 17, 2012, Brazil is expected to plant 27 million hectares and Argentina 20 million hectares, respectively 8% and 7% higher compared to the previous harvest year. Brazil started its planting activities at slightly slower pace than the previous harvest year. The market is expecting a record high production from South America, reaching a total of 148-150 million tons or 10% increase year-over-year.

- During 3Q12, according to the Commodity Futures Trading Commission, managed money decreased its net long position by 55,682 contracts to a net long position of 176,907 contracts at the end of the quarter, compared to 232,589 contracts by the end of 2Q12. 24

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Wheat:

- The average price of the December 2012 wheat futures contract on CBOT was $8.70 per bushel in 3Q12, a 35.7% increase compared to the average price of the July 2012 future contract in 2Q12 and a 28.1% increase compared to the average price of the December 2011 future contract in 3Q11.

- Based on the USDA report published on October 17, 2012, 2012/13 planted wheat area in the U.S. stands at 56 million acres, compared to 54.4 million acres in the 2011/12 crop year. Abandonment rate stands at 12.5% compared to a 2011 abandonment rate of 16%. The planting pace of winter wheat is 71%, in line with the 5-year average.

- As of October 17, 2012, weekly U.S. export sales totaled 131,000 tons compared to 382,200 week-over-week. USDA official export projections stand at 31.3 million tons, while accumulated exports since the beginning of the marketing year are at 13.77 million tons, in line with historical pace.

- The Black Sea region did not recover from the recent drought, which led to significant export volume reductions. Total exports from the region for the 2012/13 crop year are estimated at 20 million tons, 50% lower year-over-year. In addition, Australia’s crop is facing climatic difficulties in the western part of the country. As a result, between the September and October USDA reports, production estimates were lowered from 26 million tons to 23 million tons, representing a 30% reduction compared to the 2011/12 crop year.

- In South America, the Argentine crop suffered some climatic difficulties during August, with some flooded areas in the Center West of the province of Buenos Aires and the province of Entre Rios. As of October 17, 2012, production estimates were slightly above 10 million tons, 28.6% lower than the previous harvest year, according to the Buenos Aires Grain Exchange. A 6 million ton export quota was opened in August but the market expects Argentina to export around 5 million tons due to shorter supplies. In Brazil, recent rains in the main productive regions may threaten wheat quality and could imply stronger imports of quality wheat in the coming months.

- During 3Q12, according to the Commodity Futures Trading Commission, managed money increased its net long position by 7,584 contracts to a net long position of 47,778 contracts at the end of the quarter, compared to a short position of 40,194 contracts by the end of 2Q12.

Cotton:

- The average price of the December 2012 cotton future contract traded on ICE Futures U.S. (ICE) was $0.727 per pound in 3Q12. This represents a 10% decrease compared to the July 2012 future contract in 1Q12 and a 32.8% decrease compared to the December 2011 future contract in 3Q11.

- According to the USDA’s latest report, global production for the 2011/12 harvest year is estimated at 27.0 million tons while the 2012/13 harvest year production is forecasted at 24.8 million tons. The fundamental figures forecast a bearish trend for the next quarters as global stock-to-use ratios keep on increasing. The 2011/12 global stock-to-use ratio is now estimated at 67.4% (compared to 64.3% quarter-over-quarter) and the 2012/13 global stock-to-use ratio is forecasted at 74.0% (compared to 69.0% quarter-over-quarter).

- Quarter-over-quarter, 2011/12 U.S. estimated production remained at 3.39 million tons. However, from September to October, the 2012/13 production estimate was increased from 3.72 millions tons to 3.76 million tons given the optimistic climate forecasts that could likely improve the average yield.

- US final exports for the 2011/12 harvest year totaled 2.55 million tons, 25% below the previous harvest year. U.S. exports for the 2012/13 stand at 2.53 million tons.

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- In South America, planted area is expected to decrease in the 2012/13 harvest year. Brazil and Argentina are expected to reduce the crop’s planted area by 35% and 30%, respectively, compared to the previous harvest year given the unattractive margins compared to other crops.

- During 3Q12, according to the Commodity Futures Trading Commission, managed money increased its net short position by 4,830 contracts to a net short position of 6,699 contracts at the end of the quarter, compared to a short position of 1,869 contracts by the end of 2Q12.

Rice:

- The FOB average price for high-quality milled rice in the South American market was $550 per ton during 3Q12, compared to an average of $550 in 3Q11 and $540 in 2Q12.

- The budget for the Thai government’s rice mortgage scheme was approved and intervention started for the main season crop. This will likely bring rough rice stocks up to about 25 million tons by the end of the year. This could certainly pressure storage more than ever before, in spite of the massive buildup of new facilities. Prices remain relatively high compared to other countries in the region, but well below intervention equivalents.

- India is expected to continue with its aggressive export campaign as local stocks are abundant. The monsoon season progresses with good rainfalls and India will have a reasonable crop. There should be no export ban imposed on non-basmati rice.

- The intra-block Mercosur trading has gained firmness due to the shortage of rice in Brazil. Rough rice prices in Brazil have allowed imports from Uruguay, Argentina and Asia. The Brazilian Government is consuming some of its stock to hold auctions and try to arrest inflation in the market. Uruguayan and Argentine production is almost committed up to the end of November and there is limited rough rice available.

Coffee:

- The average of the December 2012 coffee future contract traded on ICE was of $0.172 per pound in 3Q12, a 1.7% decrease compared to the average price of the July 2012 future contract in 2Q12 and a 33% decrease compared to the average price of the December 2011 future contract in 3Q11.

- The latest International Coffee Organization (ICO) report adjusted 2011/12 global production upwards to 134.4 million bags, compared to 131.3 million bags quarter-over-quarter. Regarding the 2012/13 harvest year, production estimates stand at 146.75 million bags, 6% above the previous harvest year. Global accumulated exports during the 2011/12 harvest year totaled 99.6 million bags, 2.7% above the 2010/11 harvest year.

- In Vietnam, the market is estimating a record-high production for the 2011/12 crop year reaching 27 million bags, while ICO estimates stand at 22.5 million bags, compared to 19.5 million bags produced the previous year. Production estimates for the 2012/13 harvest stand at 26 million bag production. In Brazil, 2012/13 production is estimated at 50.5 million bags by ICO, compared to a 2011/12 production of 43.4 million bags.

- According to the ICO, Colombia is expected to produce 7.8 million bags in the 2011/12 harvest year, 8.3% below the 2010/11 harvest year.

- During 3Q12, according to CFTC, managed money decreased its net short position by 6,801 contracts to a net short position of 5,066 contracts by the end of the quarter.

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Sugar and Ethanol:

- 3Q12 was much drier than forecasted, which increased the pace of the sugarcane harvest in the Center-South region of Brazil, achieving crushing record of 2.9 million tons per day, narrowing the harvest lag generated by the early-season rains. However, TRS content continued to lag year-over-year, resulting in less sugar and ethanol. By the end of September, 381 million tons of sugarcane were crushed (8% below year-over-year), resulting in 24 million tons of sugar (8% below year-over-year) and 15 million cubic meters of ethanol (11% below year-over-year)

- During the period and according to Secex, Brazilian sugar exports were 17% lower year-over-year, however, ethanol exports grew by 64%, in response to strong prices in the United States, a stronger dollar this year and mandated volumes for sustainable ethanol.

- UNICA released its crop revision in August, increasing the estimated annual sugarcane crushing to 518.5 million tons (higher than the 509 million tons published at the beginning of the harvest year) but final production estimates are lower due to a reduction in TRS content from 140 kg per ton to 135.4 kg per ton with sugar production estimated at 33.7 million tons and ethanol at 21.05 million cubic meters. The most important revision was on the anhydrous output, which was increased to 8.3 million cubic meters (20% increase), enough to cover domestic market needs and international demand.

- Officially, the world sugar crop for the 2012/13 harvest started on October 1. Up to October 1, 2012, 13.950 million tons of sugar beet were harvested in Russia, 7.8% higher year-over-year, resulting in 1.36 million tons of sugar, 2% higher year-over-year. In Germany, dry weather in August and the beginning of September increased the sucrose content but reduced the sugar beets weight. The September 10, 2012, sugar beet tests showed that the sugar recovery per hectare should be 2% less than last year, but still above the historical average, according to RVV. In France, downward revisions to the harvest output (with sugar beet yields of approximately 90 tons per hectare compared to 97 tons per hectare in 2011) led the industry to delay the start of operations by 8 days. In India, monsoons’ deficit closed at 7% below historical average and current ISMA estimates are that production will reach 24 million tons sugar.

- Expectations of a sugar surplus have put downward pressure on prices, which caused the Sugar #11 nearby contract on NY ICE to drop by 10% in the quarter. Ethanol prices have also fallen in Brazil due to lower consumption rates of hydrous ethanol. The ESALQ index (with taxes) dropped by 3.4% for hydrous ethanol and by 12% for anhydrous ethanol, meaning that the spread between the two products fell below historical levels.

adecoagro

Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro
3Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q12										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	75	27,746	-	-	1,049	28,870	79,629	-	-	108,499
Cost of manufactured products sold and services rendered		(22,101)	-	-	(51)	(22,152)	(47,070)	-	-	(69,222)
Gross Profit from Manufacturing Activities	75	5,645	-	-	998	**6,718**	**32,559**	-	-	**39,277**
Sales of Agricultural Produce (AP) and Biological Assets (BA)	49,089	1,103	4,933	3,816	140	59,081	-	-	-	59,081
Cost of Agricultural Produce (AP) and Biological Assets (BA)	(49,089)	(1,103)	(4,933)	(3,816)	(140)	(59,081)	-	-	-	(59,081)
Initial recog. and changes in Fair Value (FV) of BA and AP	4,967	95	76	(2,436)	(128)	2,574	(2,395)	-	-	179
Changes in NRV of AP after harvest	4,239			298	-	4,537	-	-	-	4,537
Gross Profit from Agricultural Activities	9,206	95	76	(2,138)	(128)	**7,111**	**(2,395)**	-	-	**4,716**
Margin Before Operating Expenses	9,281	5,740	76	(2,138)	870	**13,829**	**30,164**	-	-	**43,993**
General and administrative expenses	(1,064)	(949)	(240)	(330)	(7)	(2,590)	(5,919)	-	(6,472)	(14,981)
Selling expenses	(1,400)	(5,049)	(63)	(97)	(19)	(6,628)	(10,601)	-	(27)	(17,256)
Other operating income, net	(5,744)	170	23	30	-	(5,521)	2,621	132	40	(2,728)
Share of gain/(loss) of joint ventures	-	-	(819)	-	-	(819)	-	-	-	(819)
Profit from Operations Before Financing and Taxation	1,073	(88)	(1,023)	(2,535)	844	**(1,729)**	**16,265**	**132**	**(6,459)**	**8,209**
(-) Initial recog. and Changes in FV of long term BA (unrealized)	-	-	272	209	-	481	13,500	-	-	13,981
Adjusted EBIT	1,073	(88)	(751)	(2,326)	844	**(1,248)**	**29,765**	**132**	**(6,459)**	**22,190**
(-) Depreciation and Amortizations	482	906	238	142	46	1,814	16,678	-	-	18,492
Adjusted EBITDA	1,555	818	(513)	(2,184)	890	**566**	**46,443**	**132**	**(6,459)**	**40,682**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**40,682**
(+) Initial recog. and Changes in Fair Value of BA (unrealized)										(13,981)
(+) Depreciation PPE										(18,492)
(+) Financial result, net										(8,242)
(+) Income Tax (Charge)/Benefit										(2,752)
Profit/(Loss) for the Period										**(2,785)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	111	22,547	-	-	1,128	23,786	84,819	-	-	108,605
Cost of manufactured products sold and services rendered	-	(18,226)	-	-	(179)	(18,405)	(44,177)	-	-	(62,582)
Gross Profit from Manufacturing Activities	111	4,321	-	-	949	**5,381**	**40,642**	-	-	**46,023**
Sales of Agricultural Produce (AP) and Biological Assets (BA)	42,784	630	5,210	4,300	-	52,924	-	-	-	52,924
Cost of Agricultural Produce (AP) and Biological Assets (BA)	(42,784)	(630)	(5,210)	(4,300)	-	(52,924)	-	-	-	(52,924)
Initial recog. and changes in Fair Value (FV) of BA and AP	1,702	(45)	1,970	2,840	(137)	6,330	36,439	-	-	42,769
Changes in NRV of AP after harvest	4,207	-	-	1,128	-	5,335	-	-	-	5,335
Gross Profit from Agricultural Activities	5,909	(45)	1,970	3,968	(137)	**11,665**	**36,439**	-	-	**48,104**
Margin Before Operating Expenses	6,020	4,276	1,970	3,968	812	**17,046**	**77,081**	-	-	**94,127**
General and administrative expenses	(1,427)	(1,280)	(170)	(254)	(78)	(3,209)	(5,188)	-	(8,710)	(17,107)
Selling expenses	(782)	(3,940)	(127)	(77)	(14)	(4,940)	(13,358)	-	-	(18,298)
Other operating income, net	6,148	125	-	1,990	(2)	8,261	4,526	-	343	13,130
Share of gain/(loss) of joint ventures	-	-	13	-	-	13	-	-	-	13
Profit from Operations Before Financing and Taxation	9,959	(819)	1,686	5,627	718	**17,171**	**63,061**	-	**(8,367)**	**71,865**
(-) Initial recog. and Changes in FV of long term BA (unrealized)	-	-	(36)	(3,055)	-	(3,091)	(30,868)	-	-	(33,959)
Adjusted EBIT	9,959	(819)	1,650	2,572	718	**14,080**	**32,193**	-	**(8,367)**	**37,906**
(-) Depreciation and Amortizations	282	882	169	130	42	1,505	10,692	-	-	12,197
Adjusted EBITDA	10,241	63	1,819	2,702	760	**15,585**	**42,885**	-	**(8,367)**	**50,103**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**50,103**
(+) Initial recog. and Changes in Fair Value of BA (unrealized)										33,959
(+) Depreciation PPE										(12,197)
(+) Financial result, net										(32,637)
(+) Income Tax (Charge)/Benefit										(9,148)
Profit/(Loss) for the Period										**30,080**

29

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3Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M12										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	492	68,191	-	-	3,455	72,138	184,013	-	-	256,151
Cost of manufactured products sold and services rendered	-	(57,755)	-	-	(185)	(57,940)	(127,127)	-	-	(185,067)
Gross Profit from Manufacturing Activities	492	10,436	-	-	3,270	**14,198**	**56,886**	-	-	**71,084**
Sales of Agricultural Produce (AP) and Biological Assets (BA)	156,385	1,179	14,252	4,643	417	176,876	189	-	-	177,065
Cost of Agricultural Produce (AP) and Biological Assets (BA)	(156,385)	(1,179)	(14,252)	(4,643)	(417)	(176,876)	(189)	-	-	(177,065)
Initial recog. and changes in Fair Value (FV) of BA and AP	26,971	1,534	(2)	(3,123)	(217)	25,163	(6,667)	-	-	18,496
Changes in NRV of AP after harvest	13,927	-	-	503	-	14,430	-	-	-	14,430
Gross Profit from Agricultural Activities	40,898	1,534	(2)	(2,620)	(217)	**39,593**	**(6,667)**	-	-	**32,926**
Margin Before Operating Expenses	41,390	11,970	(2)	(2,620)	3,053	**53,791**	**50,219**	-	-	**104,010**
General and administrative expenses	(3,194)	(3,062)	(674)	(814)	(31)	(7,775)	(16,752)	-	(18,625)	(43,152)
Selling expenses	(4,380)	(12,815)	(182)	(236)	(38)	(17,651)	(27,530)	-	(63)	(45,244)
Other operating income, net	(10,410)	637	23	2,209	(11)	(7,552)	5,294	8,095	(204)	5,633
Share of gain/(loss) of joint ventures	-	-	(1,903)	-	-	(1,903)	-	-	-	(1,903)
Profit from Operations Before Financing and Taxation	23,406	(3,270)	(2,738)	(1,461)	2,973	**18,910**	**11,231**	**8,095**	**(18,892)**	**19,344**
(-) Initial recog. and Changes in FV of long term BA (unrealized)	-	-	1,075	2,306	-	3,381	9,627	-	-	13,008
Adjusted EBIT	23,406	(3,270)	(1,663)	845	2,973	**22,291**	**20,858**	**8,095**	**(18,892)**	**32,352**
(-) Depreciation and Amortizations	1,366	2,901	666	448	152	5,533	34,363	-	-	39,896
Adjusted EBITDA	24,772	(369)	(997)	1,293	3,125	**27,824**	**55,221**	**8,095**	**(18,892)**	**72,248**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**72,248**
(+) Initial recog. and Changes in Fair Value of BA (unrealized)										(13,008)
(+) Depreciation PPE										(39,896)
(+) Financial result, net										(39,872)
(+) Income Tax (Charge)/Benefit										4,123
Profit/(Loss) for the Period										**(16,405)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	287	56,431	-	713	3,473	60,904	193,879	-	-	254,783
Cost of manufactured products sold and services rendered	-	(47,946)	-	(629)	(370)	(48,945)	(109,723)	-	-	(158,668)
Gross Profit from Manufacturing Activities	287	8,485	-	84	3,103	**11,959**	**84,156**	-	-	**96,115**
Sales of Agricultural Produce (AP) and Biological Assets (BA)	118,757	665	14,173	7,504	518	141,617	-	-	-	141,617
Cost of Agricultural Produce (AP) and Biological Assets (BA)	(118,757)	(665)	(14,173)	(7,504)	(518)	(141,617)	-	-	-	(141,617)
Initial recog. and changes in Fair Value (FV) of BA and AP	38,732	8,230	5,394	5,178	214	57,748	40,990	-	-	98,738
Changes in NRV of AP after harvest	10,039	-	-	(635)	-	9,404	-	-	-	9,404
Gross Profit from Agricultural Activities	48,771	8,230	5,394	4,543	214	**67,152**	**40,990**	-	-	**108,142**
Margin Before Operating Expenses	49,058	16,715	5,394	4,627	3,317	**79,111**	**125,146**	-	-	**204,257**
General and administrative expenses	(6,233)	(5,296)	(968)	(889)	(242)	(13,628)	(16,453)	-	(20,534)	(50,615)
Selling expenses	(1,595)	(9,545)	(315)	(312)	(41)	(11,808)	(30,564)	-	-	(42,372)
Other operating income, net	3,101	238	-	2,231	(2)	5,568	6,937	-	321	12,826
Share of gain/(loss) of joint ventures	-	-	(337)	-	-	(337)	-	-	-	(337)
Profit from Operations Before Financing and Taxation	44,331	2,112	3,774	5,657	3,032	**58,906**	**85,066**	-	**(20,213)**	**123,759**
(-) Initial recog. and Changes in FV of long term BA (unrealized)	-	-	(1,521)	(2,238)	-	(3,759)	(20,218)	-	-	(23,977)
Adjusted EBIT	44,331	2,112	2,253	3,419	3,032	**55,147**	**64,848**	-	**(20,213)**	**99,782**
(-) Depreciation and Amortizations	940	2,233	401	411	162	4,147	22,038	-	-	26,185
Adjusted EBITDA	45,271	4,345	2,654	3,830	3,194	**59,294**	**86,886**	-	**(20,213)**	**125,967**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**125,967**
(+) Initial recog. and Changes in Fair Value of BA (unrealized)										23,977
(+) Depreciation PPE										(26,185)
(+) Financial result, net										(43,680)
(+) Income Tax (Charge)/Benefit										(21,902)
Profit/(Loss) for the Period										**58,177**

30

3Q12

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	3Q12	3Q11	Chg %	9M12	9M11	Chg %
Sales of manufactured products and services rendered	108,499	108,605	(0.1%)	256,151	254,783	0.5%
Cost of manufactured products sold and services rendered	(69,222)	(62,582)	10.6%	(185,067)	(158,668)	16.6%
Gross Profit from Manufacturing Activities	**39,277**	**46,023**	**(14.7%)**	**71,084**	**96,115**	**(26.0%)**
Sales of agricultural produce and biological assets	59,081	52,924	11.6%	177,065	141,617	25.0%
Cost of agricultural produce sold and direct agricultural selling expenses	(59,081)	(52,924)	11.6%	(177,065)	(141,617)	25.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	179	42,769	(99.6%)	18,496	98,738	(81.3%)
Changes in net realizable value of agricultural produce after harvest	4,537	5,335	(15.0%)	14,430	9,404	53.4%
Gross Profit/(Loss) from Agricultural Activities	**4,716**	**48,104**	**(90.2%)**	**32,926**	**108,142**	**(69.6%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**43,993**	**94,127**	**(53.3%)**	**104,010**	**204,257**	**(49.1%)**
General and administrative expenses	(14,981)	(17,107)	(12.4%)	(43,152)	(50,615)	(14.7%)
Selling expenses	(17,256)	(18,298)	(5.7%)	(45,244)	(42,372)	6.8%
Other operating income/(loss), net	(2,728)	13,130	- %	5,633	12,826	(56.1%)
Share of (loss)/benefit of joint ventures	(819)	13	- %	(1,903)	(337)	464.7%
Gain/(Loss) from Operations Before Financing and Taxation	**8,209**	**71,865**	**(88.6%)**	**19,344**	**123,759**	**(84.4%)**
Finance income	2,266	5,874	(61.4%)	9,236	5,969	54.7%
Finance costs	(10,508)	(38,511)	(72.7%)	(49,108)	(49,649)	(1.1%)
Financial results, net	(8,242)	(32,637)	(74.7%)	(39,872)	(43,680)	(8.7%)
Gain/(Loss) Before Income Tax	**(33)**	**39,228**	**- %**	**(20,528)**	**80,079**	**- %**
Income tax (charge)/benefit	(2,752)	(9,148)	(69.9%)	4,123	(21,902)	- %
Gain/(Loss) for the Period	**(2,785)**	**30,080**	**- %**	**(16,405)**	**58,177**	**- %**

31

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3Q12

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	**9M12**	**9M11**	**Chg %**
Cash flows from operating activities:			
Gain/(Loss) for the period	(16,405)	58,177	- %
Adjustments for :			
Income tax (benefit)/charge	(4,123)	21,902	- %
Depreciation	39,639	25,902	53.0%
Amortization	257	283	(9.2%)
(Loss)/Gain from disposal of other property items	(629)	(203)	- %
Gain from disposal of subsidiary	(8,095)	-	- %
Equity settled share-based compensation granted	3,006	2,784	8.0%
Loss/(gain) from derivative financial instruments and forwards	9,366	(6,936)	- %
Interest and other financial expense, net	11,702	27,177	(56.9%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	6,896	(40,788)	- %
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,564)	(150)	2,942.7%
Provision and allowances	1,677	(3,802)	- %
Share of loss from joint venture	1,903	337	464.7%
Foreign exchange gains, net	19,176	8,599	123.0%
Subtotal	**59,806**	**93,282**	**(35.9%)**
Changes in operating assets and liabilities:			
Increase in trade and other receivables	(34,050)	(20,015)	70.1%
Increase in inventories	(38,702)	(87,547)	(55.8%)
Decrease in biological assets	30,309	41,461	(26.9%)
Decrease in other assets	67	(26)	- %
Decrease/(increase) in derivative financial instruments	1,372	569	141.1%
Increase in trade and other payables	8,157	11,687	(30.2%)
Increase in payroll and social security liabilities	7,407	4,950	49.6%
Decrease in provisions for other liabilities	(1,559)	(2)	77,850.0%
Net cash generated from operting activities before interest and taxes paid	**32,807**	**44,359**	**(26.0%)**
Income tax paid	(5,317)	(13,763)	(61.4%)
Net cash generated from/(used in) in operating activities	**27,490**	**30,596**	**(10.2%)**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(174,128)	(34,453)	405.4%
Purchases of intangible assets	(192)	(135)	42.2%
Purchase of cattle and non current biological assets planting cost	(61,625)	(43,000)	43.3%
Interest received	8,945	4,423	102.2%
Proceeds from sale of property, plant and equipment	718	681	5.4%
Short-term investments	-	(48,000)	- %
Payment of seller financing arising on subsidiares acquired	(33,485)	(17,964)	86.4%
Investments in joint ventures	(3,000)	-	- %
Proceeds from disposal of subsidiaries	5,006	-	- %
Proceeds from sale of farmlands	9,485	7,460	27.1%
Net cash used in investing activities	**(248,276)**	**(130,988)**	**89.5%**
Cash flows from financing activities:			
Net proceeds from IPO and Private Placement	-	421,778	- %
Proceeds from equity settled share-based compensation exercised	218	-	- %
Proceeds from long-term borrowings	159,854	6,474	2,369.2%
Payments of long-term borrowings	(17,356)	(72,145)	(75.9%)
Interest Paid	(19,145)	(25,556)	(25.1%)
Net increase in short-term borrowings	(2,504)	14,537	- %
Net cash generated from financing activities	**121,067**	**345,088**	**(64.9%)**
Net increase/(decrease) in cash and cash equivalents	**(99,719)**	**244,696**	**- %**
Cash and cash equivalents at beginning of period	330,546	70,269	370.4%
Effect of exchange rate changes on cash and cash equivalents	(7,459)	(22,535)	(66.9%)
Cash and cash equivalents at end of period	**223,368**	**292,430**	**(23.6%)**

32

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3Q12

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	September 30, 2012	December 31, 2011	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	850,656	759,696	12.0%
Investment property	16,273	27,883	(41.6%)
Intangible assets	33,780	36,755	(8.1%)
Biological assets	218,048	187,973	16.0%
Investments in joint ventures	4,930	4,299	14.7%
Deferred income tax assets	35,714	37,081	(3.7%)
Trade and other receivables, net	38,044	15,746	141.6%
Other assets	1,343	1,408	(4.6%)
Total Non-Current Assets	**1,198,788**	**1,070,841**	**11.9%**
Current Assets			
Biological assets	28,731	51,627	(44.3%)
Inventories	135,544	96,147	41.0%
Trade and other receivables	139,245	141,181	(1.4%)
Derivative financial instruments	3,314	10,353	(68.0%)
Cash and cash equivalents	223,368	330,546	(32.4%)
Total Current Assets	**530,202**	**629,854**	**(15.8%)**
TOTAL ASSETS	**1,728,990**	**1,700,695**	**1.7%**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,331	180,800	1.4%
Share premium	940,332	926,005	1.5%
Cumulative translation adjustment	(173,515)	(99,202)	74.9%
Equity-settled compensation	16,820	15,306	9.9%
Other reserves	(350)	(526)	(33.5%)
Treasury shares	(5)	(4)	25.0%
Retained earnings	41,962	57,497	(27.0%)
Equity attributable to equity holders of the parent	**1,008,575**	**1,079,876**	**(6.6%)**
Non controlling interest	69	14,993	**(99.5%)**
TOTAL SHAREHOLDERS' EQUITY	**1,008,644**	**1,094,869**	**(7.9%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	6,705	8,418	(20.3%)
Borrowings	304,953	203,409	49.9%
Deferred income tax liabilities	82,697	92,989	(11.1%)
Payroll and social liabilities	1,446	1,431	1.0%
Provisions for other liabilities	3,871	3,358	15.3%
Total Non-Current Liabilities	**399,672**	**309,605**	**29.1%**
Current Liabilities			
Trade and other payables	81,013	114,020	(28.9%)
Current income tax liabilities	358	872	(58.9%)
Payroll and social liabilities	24,636	17,010	44.8%
Borrowings	204,078	157,296	29.7%
Derivative financial instruments	9,754	6,054	61.1%
Provisions for other liabilities	835	969	(13.8%)
Total Current Liabilities	**320,674**	**296,221**	**8.3%**
TOTAL LIABILITIES	**720,346**	**605,826**	**18.9%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,728,990**	**1,700,695**	**1.7%**

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